Exhibit 99.1

Burcon to Showcase Peazazz Pea Protein at the 2013 Institute of Food Technologists Annual Meeting & Food Expo

To Experience Peazazz’s Exceptional Clean Flavor and Solubility, Visit Burcon at IFT Booth #2984

Vancouver, British Columbia, June 5, 2013— Burcon NutraScience Corporation (TSX :BU, NASDAQ:BUR), a leader in functional, renewable plant proteins, will showcase its Peazazz® pea protein in two beverage applications at this year’s Institute of Food Technologists Annual Meeting and Food Expo being held in Chicago, Illinois on July 13-16, 2013.

Peazazz’s uniquely clean flavor characteristics and excellent solubility allow for its use in both low pH beverages as well as in a variety of other food and beverage product applications. The nutritional, functional and non-allergenic characteristics of Peazazz make it an attractive protein ingredient for food and beverage companies looking to improve their formulations.

Burcon will demonstrate two products that highlight Peazazz’s special qualities and versatility:

Peach Mango Rhythm: made from 30% real juice, with all natural flavors and containing five grams of Peazazz pea protein per 250 ml serving.

Vanilla Jazz: a neutral pH milk-style beverage with a faint hint of vanilla flavoring, made with five grams of Peazazz pea protein per 250 ml serving.

“We’ve been receiving an increasing number of inquiries for our Peazazz pea protein from food and beverage companies,” said Johann F. Tergesen, Burcon’s president and COO. “Peazazz’s unique versatility is already generating strong interest for its use in specialized applications, such as non-allergenic or vegetarian products. The expo will provide a perfect venue for everyone to experience our amazing Peazazz first-hand.”

To address the increasing interest, the company’s Peazazz pea protein semi-works production plant in Winnipeg remains on schedule for completion this summer. The plant will give Burcon the capacity to produce the tonnage amounts of Peazazz required by food and beverage companies wishing to conduct full-scale, real-world market evaluations of Peazazz in their consumer products. These evaluations will typically include consumer testing, market acceptance and shelf-life evaluation.

Constructing and operating a semi-works production plant using commercial-scale equipment is a critical step toward full commercialization. It ultimately shortens time-to-market and reduces risk. Peazazz produced from multiple, non-consecutive production batches will demonstrate how Peazazz can be reliably and consistently produced.

“All of our Peazazz pea protein development work is proceeding as planned,” affirmed Randy Willardsen, the company’s senior vice president of process. “Construction of the semi-works plant is progressing smoothly, and our production cost metrics and assumptions for Peazazz pricing are expected to be validated.”

The company is open to a number of options for commercializing Peazazz, including building full-scale production facilities through a variety of partnership structures.

To experience the new Peazazz pea protein at the 2013 IFT Expo, visit Burcon in booth #2984.

About Peazazz Pea Protein

Peazazz is 100% soluble, transparent and heat stable in low pH solutions. Peazazz has clean flavor characteristics and is well suited for use in low pH beverages as well as a variety of other healthy and great tasting food and beverage product applications. Its valuable nutritional and functional characteristics make Peazazz an attractive ingredient for food and beverage companies looking to improve their formulations. For more information about Peazazz, visit www.burcon.ca.

About Burcon NutraScience Corporation
Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

CLARISOY is a trademark of Archer Daniels Midland Company.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Direct (604) 733-0896
Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644.8688
john@liolios.com